Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30, 2005	For the Three Months Ended September 30, 2005	Year Ended December 31,
			2004	2003	2002	2001	2000
			($ in millions)
Earnings:

Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$3,751	$1,117	$3,368	$1,983	$88	$(121)	$675
Undistributed income (loss) of investees accounted for under the equity method	297	174	196	119	(37)	29	25
Interest capitalized	—	—	—	—	8	6	—

Adjusted earnings	3,454	943	3,172	1,864	117	(156)	650

Add fixed charges:
Interest credited to policyholders’ account balances	1,998	642	2,359	1,857	1,869	1,826	1,751
Gross interest expense(1)	546	201	492	403	435	653	1,056
Interest component of rental expense	52	18	66	103	150	173	166

Total fixed charges	2,596	861	2,917	2,363	2,454	2,652	2,973

Total earnings plus fixed charges	$6,050	$1,804	$6,089	$4,227	$2,571	$2,496	$3,623

Ratio of earnings to fixed charges(2)	2.33	2.10	2.09	1.79	1.05	—	1.22

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.